Exhibit 99.7

Communication of the independent appraiser’s report prepared as part of the contemplated financial restructuring of CGG SA

Paris, France –October 13, 2017

The report prepared by Ledouble SAS, appointed as independent appraiser to give an opinion on the fairness to the shareholders of the contemplated financial restructuring of CGG as a whole, is available on the website www.cgg.com.

The report prepared by Ledouble SAS concludes as follows:

« Following our work on valuing CGG shares and reviewing the financial terms and conditions of the Transaction, based on the assumption that the CGG Group continues as a going concern in its current structure, we believe the salient points for the Shareholders are as follows:

•	The Transaction, which will equitize more than €1.8 billion of debt, meets an immediate need to reduce the Group’s indebtedness, which is essential if it is to continue as a going concern.

•	The Group’s continuation as a going concern is contingent on:

•	A recovery in business and an improvement in margins, in accordance with Management’s Business Plan forecasts; and

•	At least a partial refinancing in the future to meet payments falling due with respect to the non-equitized Secured Debt and the unsubordinated second lien New Notes to be issued.

•

As regards the value range resulting from our valuation and the subordination of Shareholders ranking them after the Creditors, it appears that the Shareholders would have potentially lose their entire investment without a financial restructuring which is essential to the continuity of the Group’s operations.

•

The subscription prices of €3.12 and €10.26 for the Reserved Capital Increases for the Creditors, respectively the Senior Noteholders and the CB holders, show a premium over our multi-criteria valuation of CGG.

•

The $375 million issue of high-yield New Notes governed by the laws of New York State will be accompanied by the allotment of three classes of Warrants with an exercise price of €0.01, exercise of which will increase the dilution of CGG Shareholders. All of the impacts of these New Notes are included in our analysis of the Shareholders’ position.

•	Based on the CGG valuation range, our analysis of the Shareholders’ interest, pre- and post-Restructuring, shows that:

•	The Shareholders will not lose value based on the valuations of CGG that include a Business Plan execution risk, which lead to negative pre-Restructuring equity values;

•	A valuation based on share price as of May 11, 2017 could result in a loss of up to 60% for the Shareholders due to the high share price relative to CGG’s intrinsic value.

•

The Rights Issue, at a subscription price of €1.56, shows a discount to the multi-criteria valuation of CGG based on Management’s Business Plan; the discount disappears if we assume a delay in achieving the Business Plan forecasts. Shareholders not wishing to subscribe to the offering will be able to sell their Rights.

•	Shareholders will receive Warrants that, albeit out of the money at present and therefore excluded from our analysis, have a long exercise period.

In view of the current situation and the intrinsic value of the Group, we are of the opinion that the Transaction taken as a whole is fair to CGG Shareholders. »

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The press release shall not constitute an offer to sell or the solicitation of an offer to buy securities. There will not be any sale of these securities in any such state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or country.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

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